Exhibit 99.1

Höegh LNG Partners LP Announces Record Date and Meeting Date for Special Meeting for Proposed Merger with Höegh LNG Holdings Ltd.

HAMILTON, Bermuda, August 12, 2022 -- Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) announced today that it has established a record date of August 22, 2022 for a special meeting of its unitholders currently planned to take place on September 20, 2022. At the special meeting, the holders of the Partnership’s common units will vote on the previously announced proposed merger of the Partnership and a subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”). Partnership common unitholders of record at the close of business on August 22, 2022 will be entitled to receive notice of the special meeting and to vote at the special meeting.

Additional Information and Where to Find It

This communication does not constitute a solicitation of any vote or approval with respect to the proposed transaction. This communication relates to a proposed business combination between Höegh LNG and the Partnership. In connection with the proposed transaction, the Partnership filed a Report on Form 6-K on May 26, 2022, which contains, among other things, a copy of the merger agreement, and the Partnership will furnish to its unitholders a proxy statement and other relevant documents. WE URGE UNITHOLDERS TO READ THE MERGER AGREEMENT, PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE DISSEMINATED BY THE PARTNERSHIP BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Security holders will be able to obtain these materials (if and when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed by the Partnership with the SEC may be obtained free of charge from the Partnership’s website for investors at www.hoeghlngpartners.com.

Contact

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438

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